

Mail Stop 7010

March 17, 2009

<u>Via U.S. mail and facsimile</u>

Mr. Christopher W. Larkin
Chief Financial Officer
National Investment Managers Inc.
485 Metro Place South, Suite 275
Dublin, OH   43017

> **RE: Form 10-KSB for the fiscal year ended December 31, 2007**
> **Form 10-Q for the period ended September 30, 2008**
> **File No. 000-51252**

Dear Mr. Larkin:

We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

If you have any questions regarding our review of your filings, please direct them to Lisa Haynes, Staff Accountant, at (202) 551-3424 or, in her absence, to the undersigned at (202) 551-3769.

Sincerely,

Rufus Decker
Accounting Branch Chief